UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

Commission File Number:  0-22704

Ship Finance International Limited
(Translation of registrant’s name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the “Company”) dated April 18, 2008, announcing that the Company has filed a registration statement on Form F-3 relating to a Dividend Reinvestment and Direct Stock Purchase Plan.

Exhibit 1

SFL - Dividend Reinvestment and Direct Stock Purchase Plan

Press release from Ship Finance International Limited April 18, 2008

Ship Finance International Limited (NYSE:SFL) (“Ship Finance” or the “Company”) is pleased to announce that the Company has filed a registration statement on Form F-3 relating to a Dividend Reinvestment and Direct Stock Purchase Plan (“DRIP/DSPP” or the “Plan”).

The Plan will be available to individual investors who wish to reinvest cash dividends in additional shares of common stock and/or to purchase the Company's common stock. The plan is available to new and current stockholders of record in the U.S.

Plan highlights:

•	If you are an existing shareholder, you may purchase additional common shares by reinvesting all or a portion of the dividends paid on your common shares.

•
If you are an existing shareholder, you may make optional cash investments of not less than $100 each and up to a maximum of $10,000 per month. In some instances, we may permit optional cash investments in excess of this maximum.

•
If you are a new investor, you may join the Plan by making an initial investment of not less than $250 and up to a maximum of $10,000. In some instances, we may permit initial investments in excess of this maximum.

•	As a participant in the Plan, you may authorize electronic deductions from your bank account for optional cash investments.

The offering is being made only by means of a prospectus. A prospectus related to the offering has been filed with the Securities and Exchange Commission and declared effective on April 15, 2008.

Mellon Bank, N.A will be the Plan Administrator, and copies of the prospectus may be obtained from Mellon Bank, N.A. at BNY Mellon Shareowner Services, c/o Mellon Investor Services, P.O. Box 358035, Pittsburgh, PA 15252-8035, telephone: (800) 301-3489 if you are in the United States or Canada, (201) 680-6578 if you are outside the United States or Canada, or (800) 231-5469 for the hearing impaired (TDD).

More information about the Plan can be found through the Company’s website at http://www.shipfinance.no/IR/DRIP_DSPP.shtml. If you have further questions regarding the Plan, please contact BNY Mellon Shareholder Services for assistance.

The prospectus can also be downloaded from the link below.

http://www.shipfinance.no/pdf/DRIP%20-%20Final.pdf

April 18, 2008
The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Contact Persons:
Lars Solbakken: Chief Executive Officer, Ship Finance Management AS
+47 2311 4006 / +47 9119 8844

Ole B. Hjertaker: Chief Financial Officer, Ship Finance Management AS
+47 2311 4011 / +47 9014 1243

About Ship Finance
Ship Finance is a major ship owning company listed on the New York Stock Exchange (NYSE: SFL). Including newbuildings and announced acquisitions/disposals, Ship Finance has a fleet consisting of 72 vessels, including 35 crude oil tankers (VLCC and Suezmax), two chemical tankers, eight oil/bulk/ore vessels, 13 container vessels, three dry bulk carriers, two jack-up drilling rigs, six offshore supply vessels and three seismic vessels. The fleet is one of the largest in the world with a total cargo capacity of more than 11 million dwt. and most of the vessels are employed on long term charters.

More information can be found on the Company’s website: www.shipfinance.org

Cautionary Statement Regarding Forward Looking Statements
This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ship Finance International Limited

Dated: April 18, 2008	By:	/s/ Lars Solbakken
	Name:	Lars Solbakken
	Title:	Chief Executive Officer
Ship Finance Management AS